# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 11/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 9,183,061; shared voting power 65,451,041; sole dispositive power 9,183,061; shared dispositive power 65,451,041; aggregate amount beneficially owned 74,634,102 (8.49% of the class)
  Comment: Percentage is based on 878,657,055 shares of Class A Common Stock, par value $0.0001 per share, outstanding as reported in Medline Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 59,408,506; sole dispositive power 0; shared dispositive power 59,408,506; aggregate amount beneficially owned 59,408,506 (6.76% of the class)
  Comment: Percentage is based on 878,657,055 shares of Class A Common Stock, par value $0.0001 per share, outstanding as reported in Medline Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026.
- Hux Investment Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 59,408,506; sole dispositive power 0; shared dispositive power 59,408,506; aggregate amount beneficially owned 59,408,506 (6.76% of the class)
  Comment: Percentage is based on 878,657,055 shares of Class A Common Stock, par value $0.0001 per share, outstanding as reported in Medline Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026.

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois 60093

## Item 2. Person Filing
Name of person filing:
GIC Private Limited ("GIC")
GIC Special Investments Private Limited ("GIC SI")
Hux Investment Pte. Ltd.
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Hux Investment Pte. Ltd.- Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC"), GIC Special Investments Private Limited ("GIC SI") and Hux Investment Pte. Ltd. ("Hux" and together with GIC and GIC SI, the "Reporting Persons") is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC has sole power to vote and dispose of 9,183,061 Shares held directly by it. GIC shares the power to vote and the power to dispose of 6,042,535 Shares beneficially owned by it with MAS. Hux shares the power to vote and the power to dispose of 59,408,506 Shares held directly by it with GIC SI and GIC.

GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

The GoS disclaims beneficial ownership of these shares.
Percent of class:
GIC Private Limited: 8.49%
GIC Special Investments Private Limited: 6.76%
Hux Investment Pte. Ltd.: 6.76%
Sole power to vote or to direct the vote:
GIC Private Limited: 9,183,061
GIC Special Investments Private Limited: 0
Hux Investment Pte. Ltd.: 0
Shared power to vote or to direct the vote:
GIC Private Limited: 65,451,041
GIC Special Investments Private Limited: 59,408,506
Hux Investment Pte. Ltd.: 59,408,506
Sole power to dispose or to direct the disposition:
GIC Private Limited: 9,183,061
GIC Special Investments Private Limited: 0
Hux Investment Pte. Ltd.: 0
Shared power to dispose or to direct the disposition:
GIC Private Limited: 65,451,041
GIC Special Investments Private Limited: 59,408,506
Hux Investment Pte. Ltd.: 59,408,506

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GIC Private Limited: By: /s/ Wong Hui Ping, Wong Hui Ping/Senior Vice President (11/06/2026)
- GIC Private Limited: By: /s/ Toh Tze Meng, Toh Tze Meng/Senior Vice President (11/06/2026)
- GIC Special Investments Private Limited: By: /s/ Sensen Lin, Sensen Lin/Authorized Signatory for GIC SI (11/06/2026)
- Hux Investment Pte. Ltd.: By: /s/ Suresh Bala, Suresh Bala /Director (11/06/2026)